                       Securities and Exchange Commission

                             Washington, D.C. 20549

                                  Schedule 13D/A

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                           OCEANIC EXPLORATION COMPANY
                                (Name of Issuer)

                         Common Stock, $.0625 par value
                         (Title of Class of Securities)

                                    675239107
                                 (CUSIP Number)


                                  John E. Jones
                             Cordillera Corporation
                              7800 E. Dorado Place
                               Englewood, CO 80111
                                 (303) 779-8811
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 April 2, 2003
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of this section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

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CUSIP NUMBER: 675239107                                       PAGE 2 of 11 PAGES

--------------------------------------------------------------------------------
1)   Names of Reporting Persons; I.R.S. Identification (entities only)

          Cordillera Corporation
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (see Instructions)
     (a)  N/A
     (b)  N/A
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (see Instructions)                                    OO(1)
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)      N/A
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization                                     UT
--------------------------------------------------------------------------------
   Number of Shares           7)   Sole Voting Power                         289
                              --------------------------------------------------
  Beneficially Owned          8)   Shared Voting Power                         0
                              --------------------------------------------------
   by Each Reporting          9)   Sole Dispositive Power                    289
                              --------------------------------------------------
       Person With:           10)  Shared Dispositive Power                    0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person            289
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Share        N/A
     (See Instructions)
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)                       0%
--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)                             CO
--------------------------------------------------------------------------------

(1)  Not applicable. Sale of interest in stock.

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CUSIP NUMBER: 675239107                                       PAGE 3 of 11 PAGES

--------------------------------------------------------------------------------
1)   Names of Reporting Persons; I.R.S. Identification (entities only)

          Tenaya Corporation
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     1)   N/A
     2)   N/A
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)                                   N/A(1)
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)      N/A
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization                                     DE
--------------------------------------------------------------------------------
   Number of Shares           7)   Sole Voting Power                         289
                              --------------------------------------------------
  Beneficially Owned          8)   Shared Voting Power                         0
                              --------------------------------------------------
   by Each Reporting          9)   Sole Dispositive Power                    289
                              --------------------------------------------------
       Person With:           10)  Shared Dispositive Power                    0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person            289
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       N/A
     (See Instructions)
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)                       0%
--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)                             CO
--------------------------------------------------------------------------------

--------------
(1)  Sale of interest in stock by Cordillera Corporation.

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CUSIP NUMBER: 675239107                                       PAGE 4 of 11 PAGES

--------------------------------------------------------------------------------
1)   Names of Reporting Persons

          James N. Blue
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     1)   N/A
     2)   N/A
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)                                   N/A(1)
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)      N/A
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization                                   U.S.
--------------------------------------------------------------------------------
   Number of Shares           7)   Sole Voting Power                         289
                              --------------------------------------------------
  Beneficially Owned          8)   Shared Voting Power                         0
                              --------------------------------------------------
   by Each Reporting          9)   Sole Dispositive Power                    289
                              --------------------------------------------------
       Person With:           10)  Shared Dispositive Power                    0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person            289
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       N/A
     (See Instructions)
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)                       0%
--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)                             IN
--------------------------------------------------------------------------------

--------------
(1)  Sale of interest in stock by Cordillera Corporation.

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CUSIP NUMBER: 675239107                                       PAGE 5 of 11 PAGES

ITEM 1. SECURITY AND ISSUER

The securities to which this Schedule relates is the common stock, $.0625 par value of OCEANIC EXPLORATION COMPANY (the "Issuer"). The Issuer's principal executive offices are located at 7800 E. Dorado Place, Suite 250, Englewood, CO 80111.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule is being filed jointly on behalf of the following persons (referred to individually and collectively as "Filer"):

     1.   (a)  Name - Cordillera Corporation

          (b)  Principal business address - 7800 E. Dorado Place
                                            Englewood, CO 80111

          (c)  Present principal occupation or employment - holding company

          (d) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

          (f)  Citizenship - Utah

     2.   (a)  Name - Tenaya Corporation

          (b)  Principal business address - P.O. Box 910304
                                            San Diego, CA 92191

          (c)  Present principal occupation or employment - holding company.

          (d) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of

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CUSIP NUMBER: 675239107                                       PAGE 6 of 11 PAGES

               which it was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

          (f)  Citizenship - Delaware

     3.   (a)  Name - James N. Blue

          (b)  Principal business address - Cordillera Corporation
                                            7800 E. Dorado Place
                                            Englewood, CO 80111

          (c) Present principal occupation or employment - President, Cordillera Corporation.

          (d) During the past five years Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

          (f)  Citizenship - U.S.

     4. The name, address, present principal employment and citizenship of each of the directors, executive officers and controlling persons of the corporate Filers are set forth in Exhibit A which is attached hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Cordillera Corporation sold 2,547,000 shares of Common Stock of the Issuer to NWO Resources, Inc. for $382,050 on April 2, 2003.

ITEM 4. PURPOSE OF TRANSACTION

To effect a sale of 2,547,000 shares of Common Stock of the Issuer from Cordillera Corporation to NWO Resources, Inc.

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CUSIP NUMBER: 675239107                                       PAGE 7 of 11 PAGES

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of the class of the Issuer's common stock beneficially owned by the reporting persons following the transaction is as follows:

                                             TOTAL NUMBER
                                              OF SHARES
                                             BENEFICIALLY         PERCENTAGE
          REPORTING PERSON                       OWNED             OF CLASS
          ----------------                   ------------         ----------
          Cordillera Corporation                 289                  0%
          Tenaya Corporation                     289                  0%
          James N. Blue                          289                  0%

          The reporting persons filing this Schedule do not comprise a group with any other person.

     (b) Cordillera Corporation has sole power to vote and to dispose of 289 Shares of Common Stock. As a result of its ownership of voting shares of Cordillera Corporation, Tenaya Corporation is deemed to have the sole power to direct the vote and to direct the disposition of such 289 Shares of Common Stock. As a result of his ownership of voting shares of Tenaya Corporation, James N. Blue is deemed to have the sole power to direct the vote and to direct the disposition of such 289 Shares of Common Stock.

     (c) Except as set forth herein, neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has effected any transaction in shares of Common Stock of Issuer during the past 60 days.

     (d)  N/A

     (e) The reporting persons filing this schedule ceased to be the beneficial owner of more than five percent of the common stock of the issuer on April 2, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed herewith:

          Exhibit A - Name, citizenship, business address and present principal employment of each director, executive officer and controlling person of corporate Filers.

          Exhibit B - Agreement as to joint filing.
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CUSIP NUMBER: 675239107                                       PAGE 8 of 11 PAGES

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 4, 2003

                                        CORDILLERA CORPORATION


                                        /s/ John E. Jones
                                        ---------------------------------
                                        By: John E. Jones
                                        Title: Executive Vice President



                                        TENAYA CORPORATION

                                        /s/ John E. Jones
                                        ---------------------------------
                                        By: John E. Jones
                                        Title: Secretary / Treasurer


                                        /s/ James N. Blue
                                        ---------------------------------
                                        James N. Blue


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CUSIP NUMBER: 675239107                                       PAGE 9 of 11 PAGES


                                    EXHIBIT A

                   CORDILLERA EXECUTIVE OFFICERS AND DIRECTORS

                                   PRINCIPAL OCCUPATION AND
      NAME AND POSITION               BUSINESS ADDRESS                           CITIZENSHIP
-----------------------------      --------------------------------------        -----------
James N. Blue, Director and        President, Cordillera Corporation            United States
President                          7800 E. Dorado Place, Suite 250
                                   Englewood, CO 80111

Anne P. Blue, Director             Director, Cordillera Corporation             United States
                                   7800 E. Dorado Place, Suite 250
                                   Englewood, CO 80111

John E. Jones, Director,           Senior Vice President                        United States
Executive Vice President,          General Atomics
Secretary and Treasurer            3550 General Atomics Court
                                   San Diego, CA 92121

Bruce Brundage, Director           President, Brundage & Co.                    United States
                                   7837 S Perry Park Rd.
                                   Larkspur, CO 80118

Linden S. Blue, Director           Senior Vice President                        United States
                                   General Atomics
                                   3550 General Atomics Court
                                   San Diego, CA 92121

Gary L. Jackson, Director          Investor                                     United States
                                   2105 W. Country Road #4
                                   P.O. Box 63
                                   Berthoud, CO 80513

Charles N. Haas, Director          President, Oceanic Exploration               United States
and Vice President                 Company
                                   7800 E. Dorado Place, Suite 250
                                   Englewood, CO 80111

Reau Graves, Jr., Vice             Vice President, Cordillera                   United States
President                          Corporation
                                   P.O. Box 239
                                   Medina, TN 38355


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CUSIP NUMBER: 675239107                                      PAGE 10 of 11 PAGES

                     TENAYA EXECUTIVE OFFICERS AND DIRECTORS

                                   PRINCIPAL OCCUPATION AND
      NAME AND POSITION               BUSINESS ADDRESS                           CITIZENSHIP
-----------------------------      --------------------------------------        -----------
James N. Blue, Director and        See James N. Blue above                      United States
President
John E. Jones, Secretary and       See John E. Jones above                      United States
Treasurer
Anne P. Blue, Director and         See Anne P. Blue above                       United States
Vice President


                     PERSON HAVING VOTING CONTROL OF TENAYA

                                   PRINCIPAL OCCUPATION AND
      NAME AND POSITION               BUSINESS ADDRESS                           CITIZENSHIP
-----------------------------      --------------------------------------        -----------
James N. Blue                      See James N. Blue above                      United States

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CUSIP NUMBER: 675239107                                      PAGE 11 of 11 PAGES


                                    Exhibit B
                          Agreement as to Joint Filing

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the Schedule 13D to which this Agreement is attached as an exhibit is filed on behalf of each of them.

DATED: April 4, 2003


                                        CORDILLERA CORPORATION


                                        /s/ John E. Jones
                                        ---------------------------------
                                        By: John E. Jones
                                        Title: Executive Vice President



                                        TENAYA CORPORATION


                                        /s/ John E. Jones
                                        ---------------------------------
                                        By: John E. Jones
                                        Title: Secretary / Treasurer


                                        /s/ James N. Blue
                                        ---------------------------------
                                        James N. Blue